

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via U.S. Mail

Elliott Associates, L.P.
712 Fifth Avenue, 36th Floor
New York, New York 10019

>   **Re: Iron Mountain Incorporated**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed by Elliott Associates, L.P. and others on March 25, 2011**
>   **File No. 001-13045**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the facing page of the Schedule 14A to indicate, above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," that the Schedule 14A filing is being made by each of the participants.

Proposal No. 1 – Election of Nominees, page 17

2.   We note that the participants reserve the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees

before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.   Please explain your reference to "unlawful manipulation of the Company's corporate machinery" or revise your disclosure. See note to Rule 14a-9.

Solicitation of Proxies, page 22

4.   You state that you may employ a variety methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Certain Additional Information, page 24

5.   You refer security holders to information that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Certain Relationships with the Company, page 23

6.   We note the pre-existing relationship between Mr. Antenucci and the company. Please provide your analysis as to Mr. Antenucci's independence, within the meaning of the NYSE listing standards.

Form of Proxy

7.   Please clearly mark the form of proxy "Preliminary Copy." See Rule 14a-6(e)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 492-0257
        Steven J. Williams, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP